================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 6-K

                             ----------------------


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL 2005

                        COMMISSION FILE NUMBER 1-13522

                             ----------------------


                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of Registrant's name into English)

                             ----------------------

                             16 RAFFLES QUAY #26-00
                               HONG LEONG BUILDING
                                SINGAPORE 048581
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]            Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [ ]                   No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): NOT APPLICABLE.

================================================================================

This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").


1.   OTHER EVENTS

Response to Schedule 13D Amendment No. 6

On April 1, 2005, CYI sent a letter to Coomber Investments Limited ("Coomber") and other related parties in response to the Amendment No. 6 to the Schedule 13D filed by Coomber and others with the SEC on February 15, 2005. Copies of the legal advice provided to CYI by Jingtian & Gongcheng and the Beijing Times-Highland Law Firm referred to in the aforementioned letter were also attached thereto. A copy of such letter, together with its attachments, is attached hereto as Exhibit 1.1 and is incorporated herein by reference.


2.   EXHIBITS

     1.1 Letter to Coomber Investments Limited and others from CYI, dated April 1, 2005.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.


                                     CHINA YUCHAI INTERNATIONAL LIMITED



                                     By: /s/ Philip Ting Sii Tien
                                     -------------------------------------------
                                     Name:  Philip Ting Sii Tien
                                     Title: Chief Financial Officer and Director

Dated: April 1, 2005

                                  EXHIBIT INDEX

1.1      Letter to Coomber Investments Limited and others from CYI, dated
         April 1, 2005.

                                       3